Exhibit 99.2

Allot Communications Reports 43% Revenue Rise for Second
Quarter of 2012

--Revenues reach $26.4 million; EPS was $0.15 on a non-GAAP basis ($0.08 on a GAAP basis)--

Key highlights:

- Second quarter revenues increased to $26.4 million, a 43% increase over the second quarter of 2011 and 9% increase over the previous quarter

- Second quarter non-GAAP net profit reaches $5.0 million, 83% increase over second quarter 2011; non-GAAP EPS of $0.15, similar to first quarter level, despite dilutive effect from Ortiva acquisition in the quarter

- Cash, cash equivalents and marketable securities totaled $159.8 million after acquisition closing; generated approximately $4.8 million in cash from operations during the quarter

Hod Hasharon, Israel – July 31, 2012 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile data worldwide, today announced continued growth in sales during the second quarter of 2012.

Total revenues for the second quarter of 2012 reached $26.4 million, a 43% increase from the $18.5 million of revenues reported for the second quarter of 2011, and a 9% increase from the $24.2 million of revenues reported for the first quarter of 2012.  On a GAAP basis, net profit for the second quarter of 2012 was $2.7 million, or $0.08 per basic and diluted share. This compares with net profit of $1.6 million, or $0.07 per basic share and $0.06 per diluted share, in the second quarter of 2011, and net profit of $3.2 million, or $0.10 per basic and diluted share, in the first quarter of 2012.

On a non-GAAP basis, excluding the impact of share-based compensation, amortization of certain intangibles and certain one-time charges incurred related to M&A activities and compliance with regulatory matters, non-GAAP net profit for the second quarter of 2012 totaled $5.0 million, or $0.16 per basic share and $0.15 per diluted share, compared with non-GAAP net profit of $2.7 million, or $0.11 per basic share and $0.10 per diluted share, for the second quarter of 2011, and non-GAAP net profit $5.0 million, or $0.16 per basic share and $0.15 per diluted share, for the first quarter of 2012.  The results reflect added operating expenses from the Ortiva Wireless acquisition, which closed on May 15, 2012.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Tables 2 and 3.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“Allot continued to demonstrate sustained revenue growth during the quarter," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “The demand for network optimization and revenue generating solutions which we offer through our Service Gateway continues to increase as data traffic continues to grow throughout the world.  With today’s announcement regarding the acquisition of Oversi, we now offer the most comprehensive video solution in the industry.”

Recently, the Company achieved the following significant goals:

•	During the quarter, received large orders from 14 service providers, 6 of which represented new customers;

•	6 of the large orders came from mobile service providers, 2 of which were new customers

•	Announced closing the acquisition of Ortiva Wireless on May 15, which provides Allot with a best-of-breed video optimization solution.

•	Announced the deployment of Ortiva’s video optimization solution at 3UK, a subsidiary of the Hutchison Group;

•	Announced the acquisition of Oversi Networks, a leading provider of video caching solutions.

As of June 30, 2012, cash, cash equivalents, short term deposits and marketable securities totaled $159.8 million, post-closing the Ortiva acquisition, with no debt.  The preliminary allocation of the purchase price for Ortiva is based upon estimates and assumptions that are subject to change within the purchase price allocation period, which is generally one year from the acquisition date.  The primary areas of the purchase price allocation that are not yet finalized relate to the measurement of certain assets and liabilities.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its second quarter 2012 earnings results today at 8:30 AM ET, 3:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: +1 646 254 3362, UK: +44 (0)20 3450 9987, Israel: +972 3763 0146, participant code 7208054.

A replay of the conference call will be available from 12:01 am ET on August 1, 2012 through August 31, 2012 at 11:59 pm UK time.  To access the replay, please dial: US: +1 347 366 9565, UK: +44 (0)20 3427 0598, access code: 7208054#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises worldwide. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: our ability to increase the breadth and functionality of the Service Gateway platform, changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenues	$26,405	$18,454	$50,622	$35,637
Cost of revenues	7,755	5,305	14,656	10,157

Gross profit	18,650	13,149	35,966	25,480

Operating expenses:
Research and development costs, net	5,332	3,092	9,342	6,064
Sales and marketing	8,126	6,388	15,881	12,701
General and administrative	2,659	1,979	5,433	3,406
Total operating expenses	16,117	11,459	30,656	22,171
Operating profit	2,533	1,690	5,310	3,309
Financial and other income (expenses), net	187	(63)	649	29
Profit before income tax expenses	2,720	1,627	5,959	3,338

Tax expenses	21	16	24	101
Net profit	2,699	1,611	5,935	3,237

Basic net profit per share	$0.08	$0.07	$0.19	$0.14

Diluted net profit per share	$0.08	$0.06	$0.18	$0.12

Weighted average number of shares
used in computing basic net
earnings per share	31,873,752	24,195,495	31,548,294	23,948,546

Weighted average number of shares
used in computing diluted net
earnings per share	33,356,308	26,253,139	33,169,640	25,963,671

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

GAAP net profit as reported	$2,699	$1,611	$5,935	$3,237

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	52	27	97	50
Research and development costs, net	240	96	428	188
Sales and marketing	446	238	763	459
General and administrative	288	186	454	367
Expenses related to M&A activities and compliance with regulatory matters (*)
General and administrative	666	538	1,711	538
Research and development costs, net	250	-	250	-
Sales and marketing	93	-	93	-
Intangible assets amortization - cost of revenues	262	30	293	60

Total adjustments	2,297	1,115	4,089	1,662

Non-GAAP net profit	$4,996	$2,726	$10,024	$4,899

Non- GAAP basic net profit per share	$0.16	$0.11	$0.32	$0.20

Non- GAAP diluted net profit per share	$0.15	$0.10	$0.30	$0.19

Weighted average number of shares
used in computing basic net
earnings per share	31,873,752	24,195,495	31,548,294	23,948,546

Weighted average number of shares
used in computing diluted net
earnings per share	33,662,390	26,399,604	33,401,374	26,116,991

(*) Mostly legal, finance and compensation expenses related to the acquisition

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS on a NON-GAAP BASIS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenues	$26,405	$18,454	$50,622	$35,637
Cost of revenues	7,441	5,248	14,266	10,047

Gross profit	18,964	13,206	36,356	25,590

Operating expenses:
Research and development costs, net	4,842	2,996	8,664	5,876
Sales and marketing	7,587	6,150	15,025	12,242
General and administrative	1,705	1,255	3,268	2,501
Total operating expenses	14,134	10,401	26,957	20,619
Operating profit	4,830	2,805	9,399	4,971
Financial and other income (expenses), net	187	(63)	649	29
Profit before income tax expenses	5,017	2,742	10,048	5,000

Tax expenses	21	16	24	101
Net profit	4,996	2,726	10,024	4,899

Basic net profit per share	$0.16	$0.11	$0.32	$0.20

Diluted net profit per share	$0.15	$0.10	$0.30	$0.19

Weighted average number of shares
used in computing basic net
earnings per share	31,873,752	24,195,495	31,548,294	23,948,546

Weighted average number of shares
used in computing diluted net
earnings per share	33,662,390	26,399,604	33,401,374	26,116,991

TABLE  - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$70,083	$116,682
Short term deposits	71,000	24,000
Marketable securities and restricted cash	18,692	18,718
Trade receivables, net	17,454	11,926
Other receivables and prepaid expenses	4,387	5,950
Inventories	11,673	10,501
Total current assets	193,289	187,777

LONG-TERM ASSETS:
Severance pay fund	181	178
Other assets and deferred taxes	355	356
Total long-term assets	536	534

PROPERTY AND EQUIPMENT, NET	5,913	5,352
GOODWILL AND INTANGIBLE ASSETS, NET	17,424	3,395

Total assets	$217,162	$197,058

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$7,316	$2,684
Deferred revenues	17,156	16,694
Other payables and accrued expenses	12,787	9,462
Total current liabilities	37,259	28,840

LONG-TERM LIABILITIES:
Deferred revenues	5,135	5,430
Accrued severance pay	229	219
Total long-term liabilities	5,364	5,649

SHAREHOLDERS' EQUITY	174,539	162,569

Total liabilities and shareholders' equity	$217,162	$197,058

TABLE  - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income	$2,699	$1,611	$5,935	$3,237
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	718	679	1,363	1,336
Stock-based compensation related to options granted to employees and non-employees	1,026	547	1,742	1,064
Amortization of intangible assets	262	31	293	61
Capital loss	-	13	4	9
Increase in accrued severance pay, net	13	3	7	6
Decrease (Increase) in other assets	2	2	1	(1)
Decease in accrued interest and amortization of premium on marketable securities	11	48	48	47
Increase (Decrease) in trade receivables	(1,112)	2,364	(5,499)	(403)
Decrease (Increase) in other receivables and prepaid expenses	1,402	(1,240)	1,626	(1,334)
Decrease in inventories	472	1,920	321	1,106
Increase (Decrease) in trade payables	(763)	(3,075)	2,492	(3,046)
Increase (Decrease) in employees and payroll accruals	113	(17)	378	(609)
Increase (Decrease) in deferred revenues	(2,847)	(396)	(1,636)	1,064
Increase in other payables and accrued expenses	2,794	405	2,117	1,323
Net cash provided by operating activities	4,790	2,895	9,192	3,860

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	65	(1)	21	(487)
Investment in short-term deposit	(65,000)	-	(47,000)	-
Purchase of property and equipment	(766)	(588)	(1,469)	(1,298)
Proceeds from sale of property and equipment	-	-	-	30
Investment in marketable securities	(1,000)	(1,061)	(1,251)	(1,914)
Proceeds from redemption or sale of marketable securities	750	800	1,200	1,600
Acquisition of Ortiva	(10,399)	-	(10,399)	-
Loan issued to Ortiva	(1,000)	-	(1,000)	-
Net cash used in investing activities	(77,350)	(850)	(59,898)	(2,069)

Cash flows from financing activities:

Exercise of warrants and employee stock options	1,741	214	4,107	1,467
Net cash provided by financing activities	1,741	214	4,107	1,467

Increase (Decrease) in cash and cash equivalents	(70,819)	2,259	(46,599)	3,258
Cash and cash equivalents at the beginning of the year	140,902	43,857	116,682	42,858
Cash and cash equivalents at the end of the year	$70,083	$46,116	$70,083	$46,116